Helport AI Limited

9 Temasek Boulevard #07-00, Suntec Tower Two

Singapore 038989

VIA EDGAR

March 11, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attention:	Dave Edgar Kathleen Collins Austin Pattan Jeff Kauten

Re:	Helport AI Limited Registration Statement on Form F-4 Filed February 8, 2024 File No. 333-276940

Ladies and Gentleman:

Helport AI Limited (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 21, 2024 relating to the Registration Statement on Form F-4, filed by the Company with the Commission on February 8, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the amendment No. 1 to the Registration Statement on Form F-4 (the “Registration Statement”) which is being submitted to the Commission contemporaneously with the submission of this letter.

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Registration Statement on Form F-4

Summary Unaudited Pro Forma Condensed Combined Financial Statements, page 58

1.

Please consider revising your disclosures here to present a "summary" of your pro forma information. In this regard, consider including only the information in the pro forma balance sheet and pro forma income statement columns for Scenario 1 and Scenario 2, excluding the adjustment columns, with a cross reference to the more detailed pro forma financial information beginning on page 152.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 58 to remove the section of Summary Unaudited Pro Forma Condensed Combined Financial Statements, and combined the disclosure on selected unaudited pro forma financial information to the section of Selected Unaudited Pro Forma Condensed Combined Financial Information and Comparative Per Share Data, with a cross reference to the more detailed pro forma financial information beginning on page 150.

Risk Factors

Risks Related to Helport's Business, page 79

2.	We note your response to prior comment 16. Please describe the risks related to using open source software in your product offerings, including whether the use of open source software could impact your ability to offer your products in the future.

Response: In response to the Staff’s comment, we revised the disclosures on pages 53 and 78 to disclose the risks related to using open source software in our product offerings, including how the use of open source software could impact our ability to offer our products in the future.

The Business Combination Proposal

Earnout, page 104

3.

We note your response to prior comment 8. To avoid confusion as to the terms of the business combination agreement, please revise to remove the section describing the no longer applicable earnout provision. Any discussion of the earnout should be limited to the narrative disclosure of the background of the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 102 of the Registration Statement to remove the section describing the no longer applicable earnout provision.

Summary of Opinion of ValueScope, Inc. as Financial Advisor to Tristar, page 123

4.

We note your response to prior comment 11 and that ValueScope developed its own projections, based on the historical financial performance of Helport, in connection with rendering its fairness opinion. As such, please provide the full projections in your disclosure, along with the material assumptions and limitations underlying them.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 124 of the Registration Statement to include the requested information.

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Unaudited Pro Forma Condensed Combined Financial Statements

Basis of Pro Forma Presentation, page 153

5.

We note your response to prior comment 12. However, your disclosure continues to state that the historical financial statements have been adjusted to give pro forma effect to events that are directly attributable, factually supportable and expected to have a continuing impact on the results of the combined company. This language relates to legacy pro forma guidance that was superseded by SEC Release No. 33-10786. Please revise to remove this language here and on page 60.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosures on pages 58 and page 151 to revise the language related to legacy pro forma guidance that was superseded by SEC Release No. 33-10786.

Unaudited Pro Forma Combined Balance Sheet, page 154

6.	The pro forma cash and total assets under Scenario 2 do not foot. Please revise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 152 about the pro forma cash and total assets under Scenario 2.

7.

You state in your response to prior comment 12 that you revised pro forma adjustment (3) to specifically quantify each component of the adjustment and to which entity the fee relates. However, such information has not been provided. In your response, please provide us with a detailed breakdown of the $5,707,943 adjustment to cash. Describe each individual item and identify to which entity it relates. To the extent any amounts relate to expenses already incurred and paid by either Helport or Tristar, explain why you are deducting such amount from cash and cash equivalents. In addition, tell us whether the $3.5 million of Purchaser Transaction Expense payable by the Pubco as discussed on page 18 is reflected in this adjustment. Lastly, revise your pro forma footnotes to further clarify this adjustment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure about pro forma footnote (4) on page 152 to provide a detailed breakdown of the adjustment to cash and cash equivalents, to further describe each individual item included in the adjustment, and to identify which entity it relates to, to the extent any amounts relate to expenses already incurred and paid by either Helport or Tristar. The Purchaser Transaction Expense payable by Pubco as discussed on page 18 is already considered and reflected in this adjustment, adjusted as the transaction fees that have not been reflected on Tristar’s historical balance sheet and due upon the completion of the Business Combination.

Liquidity and Capital Resources, page 212

8.

 We note your revised disclosures in response to prior comment 20 where you state that you usually grant customers a credit term between 180 and 365 days. Please reconcile this with your disclosure on page 188 where you indicate that customers can "choose to settle their bills on a quarterly or annual basis," and revise as necessary.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 186 to ensure a consistent disclosure on the credit term of customers.

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Helport Limited - Combined Statements of Cash Flows, page F-6

9.

We note from your response to prior comment 22 that you did not reflect the intangible assets acquired from Youfei Shuke in the statement of cash flows because you had not yet paid the contract fee for the development of such asset. Tell us why the amounts have not yet been paid and how that complies with the terms of the agreements in Section 4 of Exhibits 10.18 and 10.19.1. Also, please revise to include a discussion of this transaction in the statement of cash flows or the notes thereto as a non-cash transaction and confirm that you intend to reflect the intangible asset in investing activities in the period in which the amounts are paid. We refer you to ASC 230-10-50-3 through 50-6.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that:

(1) The Company did not pay the contract fee for the development of intangible assets as of June 30, 2023, since the Company was facing pressure on working capital management as a company at start-up stage. In April, 2022, with consideration of long-term collaboration the Company negotiated with Youfei Shuke, and came to a consensual supplemental agreement (referring to Section 4 of Exhibits 10.18 and 10.19) on the extension of credit term of contract fee, which states that the Company should settle all the contract fee no later than December 31, 2023; otherwise, 4% of annual interest would be accrued for the unpaid amount starting on January 1, 2024, until the contract fee is completely settled. In September, 2023, the Company settled all the contract fee for the development of intangible assets.

(2) The Company has amended disclosure on page F-6 and F-16 to include a discussion of this transaction in the statement of cash flows as a non-cash transaction, as well as the subsequent settlement of such contract fee to Youfei Shuke in September, 2023 in Note 11. The Company will reflect the intangible assets in investing activities in the period in which the amounts were paid.

Notes to Helport Limited Financial Statements, page F-7

10.

You state in your response to prior comment 21 that you included information regarding the subscription receivables in the notes to the combined financial statements; however, it appears that no such revisions have been made. Please revise or explain.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has supplemented the Note 8 Ordinary Shares on page F-16 to include the information regarding the subscription receivables, which presents the receivable for the issuance of ordinary shares of the Company, reported as a deduction of equity and presented on a retroactive basis before the incorporation of the Company.

General

11.	Please update your disclosures on pages 33, 50 and 61 to include the additional $500,000 of proceeds received on January 5, 2024 for the September 2023 promissory notes.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on page 33, 50, 59, 159, 172 and 174 of the Registration Statement to include the requested information.

12.	Please provide us with any correspondence between Wells Fargo Securities and Tristar or Loop Capital and Tristar relating to the resignation of the firms.

Response: The Company acknowledges the Staff’s comment and will provide to the Staff, under separate cover on a confidential and supplemental basis, a copy of each such correspondence between Wells Fargo Securities and Tristar or Loop Capital and Tristar relating to the resignation of the firms. Such materials are not, and will not be, filed with or deemed to be part of the Registration Statement.

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We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at yli@htflawyers.com or by telephone at 212-530-2210.

Very truly yours,

Helport AI Limited

By:	/s/ Cong Shi
Name:	Cong Shi
Title:	Director

cc: Ellenoff Grossman & Schole LLP

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